Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019

October 13, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Motion Acquisition Corp. Registration Statement on Form S-1 Filed September 25, 2020, as amended File No. 333-249061

Dear Ms. Majmudar:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, which is acting as the representative of the underwriters of the offering, hereby joins in the request of Motion Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern time, on Wednesday, October 14, 2020, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 656 copies of the Preliminary Prospectus dated September 25, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

BARCLAYS CAPITAL INC.

By: /s/ Jaime Cohen

Name: Jaime Cohen

Title: Managing Director

[Signature Page to Acceleration Request]